Exhibit 99.1

CTW Cayman to Hold Annual General Meeting on May 7, 2026: Shareholders to Vote on Corporate Name Change and Amended Articles

TOKYO, JAPAN, April 17, 2026 — CTW Cayman (Nasdaq: CTW) (“CTW” or the “Company”), a leading game platform company providing global access to web-based games through its flagship HTML5 platform, G123.jp, today announced that it will hold an annual general meeting of shareholders (the “AGM”) on May 7, 2026 at 10:00 AM (Tokyo time) at ARK Hills Sengokuyama Mori Tower, 29F, 1-9-10, Roppongi, Minato City, Tokyo, Japan.

At the AGM, shareholders will be asked to consider and vote on several proposals, including:

•        Changing the Company’s corporate name to CTW

•        Adopting the Company’s Second Amended and Restated Memorandum and Articles of Association

•        Authorizing related actions to implement the above proposals

The Board of Directors unanimously recommends that shareholders vote FOR all proposed resolutions.

Shareholders of record at the close of business on April 8, 2026 (Cayman Islands time) are entitled to attend and vote at the AGM and any adjournment or postponement thereof. The Notice of AGM and proxy materials are available on the Company’s investor relations website at ctw.inc/investors and have been furnished to the Securities and Exchange Commission on Form 6-K.

About CTW Cayman

CTW is a leading game platform company providing global access to web-based, free-to-play games inspired by popular Japanese animations, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest — Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its globally-accessible flagship HTML5 platform, G123.jp. According to a Frost & Sullivan Report, CTW was the largest anime IP-based H5 game platform in the world in 2023 in terms of gross billings.

For more information, visit www.ctw.inc or G123.jp.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

Matt Chesler, CFA

FNK IR

646-809-2183

investor@ctw.inc